  Exhibit 6.23

LIMITED CONSENT AND SECOND AMENDMENT TO CREDIT AGREEMENT

This Limited Consent and Second Amendment to Credit Agreement (this “Agreement”), dated as of August 14, 2020 (the “Second Amendment Effective Date”), is by and among HC GOVERNMENT REALTY HOLDINGS, L.P., a Delaware limited partnership (“Borrower”), certain Subsidiaries of the Borrower party to the Credit Agreement referred to below (the “Subsidiary Guarantors”), HC GOVERNMENT REALTY TRUST, INC., a Maryland corporation (the “Parent Guarantor”), HOLMWOOD PORTFOLIO HOLDINGS, LLC, a Delaware limited liability company (“Holmwood”; and together with the Parent Guarantor and the Subsidiary Guarantors, collectively the “Guarantors”), KEYBANK NATIONAL ASSOCIATION (“KeyBank”), as a Lender (as hereinafter defined) and as administrative agent (in such capacity, the “Administrative Agent”), and each of the other Lenders party hereto. All capitalized terms used herein without definitions shall have the meanings given to such terms in the Credit Agreement (as hereinafter defined).

WHEREAS, the Credit Agreement, dated as of October 22, 2019 (as amended, modified, supplemented or restated and in effect from time to time, the “Credit Agreement”), is by and among the Borrower, the Guarantors, the Administrative Agent, and the financial institutions which are or will become a party thereto as lenders (each a “Lender” and, collectively, the “Lenders”);

WHEREAS, the Loan Parties desire to issue Series C Preferred Equity Interests in the Parent Guarantor in a maximum aggregate amount of up to $100,000,000 (the “Series C Preferred”), and to use a portion of the proceeds of such offering to repay in full and discharge the HCM Mezzanine Debt on the Second Amendment Effective Date (the “HCM Mezz Payoff”), and to repurchase all Series A Preferred tendered to the Parent Guarantor by existing holders thereof within sixty (60) days of the issuance of the Series C Preferred (the “Series A Redemption”) (such offering and use of proceeds collectively referred to herein as the “Series C Transactions”);

WHEREAS, the Borrower and the Parent Guarantor have requested that the Lenders consent to the HCM Mezz Payoff and the Series A Redemption and make certain modifications to the Credit Agreement, including to the financial covenants set forth therein;

WHEREAS the Administrative Agent and Lenders party hereto (constituting Requisite Lenders) are willing to consent to the HCM Mezz Payoff and the Series A Redemption and to make such modifications to the Credit Agreement, in each case subject to, and on the terms and conditions more fully set forth in, this Agreement.

NOW THEREFORE, the parties hereto hereby agree as follows:

1. Limited Consent to the HCM Mezz Payoff and the Series A Redemption.

(a) At the Loan Parties’ request and effective as of the Second Amendment Effective Date, the Administrative Agent and the Lenders hereby consent, notwithstanding Section 10.2 of the Credit Agreement and the terms and provisions of the HCM Subordination Agreement, to the HCM Mezz Payoff and the Series A Redemption, in each case, solely with proceeds of the issuance of the Series C Preferred.

(b) The foregoing consents and are limited strictly to the matters specified herein and shall not extend to or affect any Obligations of the Borrower, Parent Guarantor or any other Loan Party contained in the Credit Agreement or any other Loan Document, and no other consent and waiver is hereby implied or intended.

2. Amendments to Credit Agreement.

(a) Amendments to Section 1.1 (Definitions) of the Credit Agreement.

(i) Section 1.1 of the Credit Agreement is hereby amended to add the following new definitions in the appropriate alphabetical order.

“Adjustment Period” means the period commencing on and including the Second Amendment Effective Date and ending on the earlier to occur of (x) March 31, 2022; or (y) the date on which the Borrower delivers a Compliance Certificate to the Administrative Agent demonstrating (1) a Fixed Charge Coverage Ratio of 1.25 to 1.00 or higher, and (2) an FFO Payout Percentage equal to or less than 95%.

“Debt Yield” means on any date of determination, the ratio of (i) Adjusted Consolidated EBITDA for the Reference Period then ended to (ii) Consolidated Total Indebtedness on such date.

“FFO Payout Percentage” means, at any date of determination, the ratio, expressed as a percentage, of (a) the sum of, without duplication, all Restricted Payments paid by the Borrower and Parent Guarantor on account of any Equity Interests (other than (i) distributions by the Borrower to the Parent Guarantor and (ii) quarterly dividends in accordance with the Existing Dividend Policies on the Series B Preferred and the C Preferred), to (b) Funds From Operations (calculated on a cumulative basis for the then-current fiscal quarter and the three immediately preceding fiscal quarters).

“First Amendment” means that certain Increase Agreement and Amendment No. 1 to Credit Agreement dated as of December 20, 2019, by and among the Borrower, the Guarantors, the Lenders party thereto, and the Administrative Agent.

 “HCM Mezz Payoff” has the meaning given that term in Section 7.28.

“Second Amendment” means that certain Limited Consent and Second Amendment to Credit Agreement dated as of the Second Amendment Effective Date, by and among the Borrower, the Guarantors, the Lenders party thereto, and the Administrative Agent.

“Second Amendment Effective Date” means August 14, 2020.

“Series A Preferred” means the 7.00% Series A Cumulative Convertible Preferred Stock issued by the Parent Guarantor, par value $0.01 per share, as provided for in the Parent Guarantor’s Articles of Incorporation.

“Series C Articles Supplementary” means the Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Stock with respect to the Series C Preferred filed with the Maryland SDAT as of August 12, 2020.

“Series C Preferred” means the 7% Cumulative Redeemable Preferred Stock issued by the Parent Guarantor, par value $0.001 per share, as provided for in the Parent Guarantor’s Articles of Incorporation, of which an amount equal to $90,000,000 shall be issued as of the Second Amendment Effective Date.

“Total Liquidity” means as of any date, (i) unencumbered and unrestricted (other than encumbrances and restrictions in favor of the Agent and Lenders) cash and Cash Equivalents of the Loan Parties and their consolidated Subsidiaries on such date, plus (ii) the amount that is equal to Borrowing Base Availability minus aggregate Revolving Credit Exposure of all Lenders on such date.

(ii) Section 1.1 of the Credit Agreement is hereby further amended by (A) deleting the definitions of “Existing Preferred Equity” and “Preferred Dividends” and (B) amending and restating each of the following definitions in its entirety as follows:

“Consolidated EBITDA” means, for any period, without duplication, the Consolidated Net Income (or loss) of the Loan Parties and their consolidated Subsidiaries for such period (before minority interests), adjusted by (x) adding thereto, in each case to the extent actually deducted in determining such Consolidated Net Income, (i) Consolidated Interest Expense of the Loan Parties and their consolidated Subsidiaries for such period, (ii) consolidated Income Tax expense of the Loan Parties and their consolidated Subsidiaries for such period, (iii) real estate and related intangible asset amortization and depreciation of the Loan Parties and their consolidated Subsidiaries for such period, (iv) any loss (or minus any income or gain) in each case resulting from early extinguishment of Indebtedness in such period, (v) any loss (or minus any net income or gain) resulting from a Derivatives Contract (including by virtue of a termination thereof) in such period, (vi) any non-recurring non-cash charges in such period to the extent that such non-cash charges do not give rise to a liability that would be required to be reflected on the Consolidated balance sheet of the Loan Parties (and so long as no cash payments or cash expenses will be associated therewith (whether in the current period or for any future period)), (vii) fees, costs and expenses incurred in connection with the consummation of the transactions contemplated by (x) the Loan Documents and (y) the HCM Mezzanine Debt Documents and the amendments thereto on or about the Effective Date and the issuance of Series B Preferred by the Parent Guarantor, in each case as reasonably approved by the Administrative Agent (it being acknowledged that the Administrative Agent is satisfied with the addbacks set forth in the model delivered by the Borrower on the Effective Date), (viii) solely with respect to any applicable period which includes a fiscal quarter ending on or before September 30, 2020, certain non-recurring, one-time cash charges, expenses and losses in an amount not to exceed the respective amounts set forth on Schedule 1.1 with respect to the items set forth therein, and (ix) fees, costs and expenses incurred in connection with the consummation of the transactions contemplated by the Second Amendment (including the issuance of Series C Preferred by the Parent Guarantor on the Second Amendment Effective Date), in each case as reasonably approved by the Administrative Agent (it being acknowledged that the Administrative Agent is satisfied with the addbacks set forth in the model delivered by the Borrower on or about the Second Amendment Effective Date), and (y) subtracting therefrom, in each case to the extent included in determining Consolidated Net Income for such period, the amount of non-recurring non-cash gains during such period; provided, however, that Consolidated EBITDA shall be determined without giving effect to any extraordinary gains or losses (including any taxes attributable to any such extraordinary gains or losses) or gains or losses (including any taxes attributable to such gains or losses) from sales of assets other than from sales of inventory (excluding real property) in the ordinary course of business. Consolidated EBITDA for any Reference Period shall be adjusted on a pro forma basis to exclude any Consolidated EBITDA from Real Estate Assets sold or otherwise transferred during such Reference Period and to include the Consolidated EBITDA for Real Estate Assets acquired during such Reference Period in a manner satisfactory to the Administrative Agent. Notwithstanding the foregoing, for purposes of calculating Consolidated EBITDA, only the Loan Parties’ Equity Percentage of the items comprising Consolidated EBITDA of any non-Wholly-Owned Subsidiary or Unconsolidated Affiliate (or, if applicable, such other amount to which such Loan Party is entitled or for which it is obligated based on an arm’s length agreement), shall be included in such determination of Consolidated EBITDA. Consolidated EBITDA shall be adjusted to remove any impact of straight-lining of rents and amortization of intangibles pursuant to Accounting Standards Codification No. 805, Business Combinations (formerly Statement of Financial Account Standards No. 141 (revised 2007), Business Combinations).

“Consolidated Fixed Charges” means, for any fiscal period, the sum (without duplication) of, on a Consolidated basis for the Loan Parties and their respective Subsidiaries, (a) Consolidated Interest Expense paid or required to be paid in cash for such period (excluding the HCM Mezzanine Interest so long as the payment of such interest is subject at all times to the HCM Subordination Agreement), (b) the aggregate amount of scheduled principal payments of Indebtedness (excluding balloon payments at maturity) made or required to be made during such period by the Loan Parties and their respective Subsidiaries, (c) Restricted Payments paid or required to be paid in cash by the Parent Guarantor or any of their Subsidiaries during such period on any Preferred Equity Interests (other than any Preferred Equity Interests that meet the Preferred Equity Conditions to the reasonable satisfaction of the Administrative Agent but including, in any event, such Restricted Payments on the Series B Preferred and the Series C Preferred) issued by the Loan Parties or any of their Subsidiaries, and (d) the Parent Guarantor’s and its Subsidiaries’ Equity Percentage of all Consolidated Fixed Charges from any non-Wholly-Owned Subsidiaries or Unconsolidated Affiliates (or, if applicable, such greater amount for which it is liable by contract or otherwise). Consolidated Fixed Charges shall be adjusted on a pro forma basis to account for properties acquired or sold in the period in a manner satisfactory to the Administrative Agent. For the avoidance of doubt, the Restricted Payments paid or required to be paid on the Series B Preferred, the Series C Preferred and any purchase price paid in connection with the repurchase of shares of Series A Preferred will be included in the calculation of Consolidated Fixed Charges, but the cash dividends paid or required to be paid on the Series A Preferred will not be included in such calculation.
`
“Existing Dividend Policies” means the dividend and distribution policy or practice with respect to dividends, distributions or other payments to holders of the Parent Guarantor’s Equity Interests (i) with respect to the Parent Guarantor’s common stock, Series A Preferred and the Series B Preferred, as detailed in the Parent Guarantor’s Articles of Incorporation and the offering circular dated November 16, 2018 (with respect to the common stock of the Parent Guarantor), each as in effect as of the Effective Date and delivered to the Administrative Agent and (ii) with respect to the Series C Preferred, as detailed in the Series C Articles Supplementary, as in effect as of the Second Amendment Effective Date and delivered to the Administrative Agent.

“Funds from Operations” means, with respect to a Person and for a given period, (a) net income (loss) of such Person computed in accordance with GAAP (including net of the greater of Capital Reserves and actual recurring capital expenditures on its Real Estate Assets to the extent not already included in such net income), calculated without regard to (i) gains (or losses) from debt restructuring and sales of property during such period, and (ii) charges for impairment of real estate, plus (b) HCM Mezzanine Interest paid in cash during such period, plus (c) depreciation with respect to such Person’s real estate assets and amortization (other than amortization of deferred financing costs) of such Person for such period, plus (d) other non-cash items (other than amortization of deferred financing costs), plus (e) costs in connection with acquisitions, all after adjustment for Unconsolidated Affiliates, plus (f) fees, costs and expenses incurred in connection with the consummation of the transactions contemplated by the Loan Documents and the HCM Mezzanine Debt Documents and the amendments thereto on or about the Effective Date and the issuance of Series B Preferred by the Parent Guarantor, in each case as reasonably approved by the Administrative Agent, plus (g) fees, costs and expenses incurred in connection with the consummation of the transactions contemplated by the Second Amendment, including the HCM Mezz Payoff on or about the Second Amendment Effective Date and the issuance of Series C Preferred by the Parent Guarantor, in each case as reasonably approved by the Administrative Agent (it being acknowledged that the Administrative Agent is satisfied with the addbacks set forth in the model delivered by the Borrower on or about the Second Amendment Effective Date), plus (h) solely with respect to any applicable period which includes a fiscal quarter ending on or before September 30, 2020, certain non-recurring, one-time cash charges, expenses and losses in an amount not to exceed the respective amounts set forth on Schedule 1.1 with respect to the items set forth therein, plus (or minus) (i) extraordinary non-recurring gains and losses. Notwithstanding the foregoing, for purposes of calculating Funds from Operations, (x) only the Loan Parties’ and their respective Subsidiaries’ Equity Percentage of the items comprising Funds from Operations of any non-Wholly-Owned Subsidiary or Unconsolidated Affiliate (or, if applicable, such other amount to which such Loan Party or Subsidiary is entitled or for which Parent Guarantor or such Subsidiary are obligated based on an arm’s length agreement), shall be included in such determination of Funds from Operations and (y) the Restricted Payments paid or required to be paid on the Series B Preferred, the Series C Preferred and any purchase price paid in connection with the repurchase of shares of Series A Preferred during the applicable period will be included in the calculation of (and reduce) Funds from Operations, but the cash dividends paid or required to be paid on the Series A Preferred will not be included in such calculation.

“Indebtedness” means, with respect to any Person, at any time, the sum of (without duplication) (i) all indebtedness (including principal, accrued interest, fees and charges) for borrowed money (including obligations evidenced by bonds, notes or similar instruments), (ii) all obligations for the deferred purchase price of property or services (excluding ordinary trade payables and accrued expenses and deferred purchase price which is not yet a liquidated sum), (iii) all reimbursement obligations with respect to letters of credit or acceptances (whether or not the same have been presented for payment), (iv) the aggregate amount of all Capital Lease Obligations, (v) all indebtedness of the types described in clauses (i) through (iv) of this definition of another Person secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person (provided that, if the person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of such indebtedness or, if not stated or if indeterminable, in an amount equal to the Fair Market Value of the property to which such Lien relates, as determined in good faith by such Person), (vi) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any mandatorily redeemable Equity Interests issued by such Person (unless such mandatorily redeemable Equity Interests may be settled 100% in Equity Interests (other than mandatorily redeemable Equity Interests) in the Borrower’s sole discretion), valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends (excluding the Series B Preferred and the Series C Preferred), (vii) all contingent obligations, including all indebtedness of other Persons which such Person has Guaranteed or is otherwise recourse to such Person (only to the extent of the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such guarantee) (including liability of a general partner in respect of liabilities of a partnership in which it is a general partner which would constitute “Indebtedness” hereunder, any obligation to supply funds to or in any manner to invest directly or indirectly in a Person, to maintain working capital or equity capital of a Person or otherwise to maintain net worth, solvency or other financial condition of a Person, to purchase indebtedness, or to assure the owner of indebtedness against loss, including, without limitation, through an agreement to purchase property, securities, goods, supplies or services for the purpose of enabling the debtor to make payment of the indebtedness held by such owner or otherwise), (viii) all obligations under forward equity commitments and off-balance sheet obligations, (ix) the net obligations under any Derivatives Contract, in an amount equal to the Derivatives Termination Value. Consolidated Indebtedness shall include the pro-rata share of indebtedness from any unconsolidated joint venture or non-wholly owned subsidiary (or such greater amount for which the applicable person is liable by way of agreement or otherwise), and (x) such Person’s pro rata share of the Indebtedness (based upon its Equity Percentage in such non-Wholly-Owned Subsidiaries or Unconsolidated Affiliates) of any non-Wholly-Owned Subsidiary or Unconsolidated Affiliate of such Person (or, if applicable, such higher amount for which such Person is obligated based on an arm’s length agreement). Any calculation of Indebtedness hereunder shall be made in a manner consistent with the last sentence of Section 1.2 and shall be adjusted to remove any impact of intangibles pursuant to FAS 141, as issued by the Financial Accounting Standards Board in June of 2001. Notwithstanding the foregoing, the HCM Mezzanine Debt will be deemed to be equity for the purposes of this definition and not treated as Indebtedness so long as such HCM Mezzanine Debt remains subject to the HCM Subordination Agreement. For the avoidance of doubt, neither the Series B Preferred nor the Series C Preferred will be included in calculations of Indebtedness or Consolidated Total Indebtedness.

“Loan Document” means, collectively, (i) this Agreement, each Note, each Letter of Credit Document, each Collateral Document, the HCM Subordination Agreement, each Environmental Indemnities Agreement, each Guaranty, each Compliance Certificate, each Borrowing Base Certificate, the Post-Closing Letter (if applicable), each amendment to any thereof, and (ii) each other document or instrument now or hereafter executed and delivered by a Loan Party in favor of the Administrative Agent and/or the Lenders in connection with, pursuant to or relating to this Agreement (in each case other than any Specified Derivatives Contract).

“Parent Guarantor’s Articles of Incorporation” means the Articles of Incorporation of the Parent Guarantor filed on March 11, 2016 with the Maryland SDAT, as amended by the “Articles Supplementary” filed on April 4, 2016 with the Maryland SDAT, and as further amended by the “Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Stock” filed with the Maryland SDAT on March 14, 2019, as further amended by the Series C Articles Supplementary, collectively, as the same may be in effect on the Second Amendment Effective Date.

“Preferred Equity Interests” means, with respect to any Person, Equity Interests in such Person which are entitled to preference or priority over any other Equity Interest in such Person in respect of the payment of dividends or distribution of assets upon liquidation or both (including, in any event, the Series B Preferred and the Series C Preferred).

“Restricted Payment” means (a) any dividend or other distribution, direct or indirect, on account of any Equity Interest of any Loan Party or any of its Subsidiaries now or hereafter outstanding, except a dividend payable solely in Equity Interests of an identical or junior class to the holders of that class; (b) any redemption, conversion, exchange, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Equity Interest of any Loan Party or any of its Subsidiaries now or hereafter outstanding; (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any Equity Interests of any Loan Party or any of its Subsidiaries now or hereafter outstanding; and (d) any “annual asset management fees,” “acquisition fees,” “loan fees,” “property management fees,” “disposition fees” and/or other fees or expenses payable to any Affiliate of any Loan Party under any Management Agreement or similar arrangement, or organizational or other document.

(b) Amendments to Section 7.2 of the Credit Agreement (Ownership Structure).

(i) The second sentence of Section 7.2(i) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Without limitation of the foregoing, Part I of Schedule 7.2 sets forth the holders of the Series B Preferred and the percentage of Series B Preferred held by each such holder as of the Second Amendment Effective Date.”

(ii) The fourth sentence of Section 7.2(i) of the Credit Agreement is hereby amended and restated in its entirety, and a new sentence is added thereafter, in each case as follows:

“Without limitation of the foregoing, Part I of Schedule 7.2 sets forth the Person Controlling the Schedule 7.2 Party as of the Agreement Date (such Person, without regard to any subsequent update to such Schedule as contemplated below, the “Schedule 7.2 Party Control Person”) and the Schedule 7.2 Party Control Person has not changed as of the Second Amendment Effective Date after giving effect to the issuance of the Series C Preferred. In addition, from the Effective Date through the Second Amendment Effective Date, other than as contemplated by the Second Amendment with respect to the addition of Series C Preferred pursuant to the Series C Articles Supplementary and the repurchase of shares of Series A Preferred, no Loan Party has amended, supplemented or otherwise altered its Existing Dividend Policies as in effect on the Effective Date in any manner that had the effect of increasing the dividends, distributions or other payments paid or payable thereon.”

(iii) A new clause (iii) and clause (iv) are hereby inserted at the end of Section 7.2 as follows:

“(iii)                      The Series C Preferred has been issued in conformity with the organizational documents of the Loan Parties and Applicable Law. The terms of the Series C Preferred do not provide its holders any mandatory redemption right or other mandatory payment thereunder until the date that is seven (7) years from the issuance thereof. The Loan Parties have not entered into any side letters in respect of the Series C Preferred. Upon the issuance of a new class or series of Preferred Equity Interests or the incurrence any additional Indebtedness or the issuance of additional shares of any class or series of Parity Preferred Stock or Senior Stock (each as defined in the Series C Articles Supplementary), the Borrower and Parent Guarantor will be in compliance with Paragraph 7 of the Series C Articles Supplementary.

(iv) To the extent that any Series A Preferred remains outstanding on or after the Second Amendment Effective Date, the Series A Preferred meets the Preferred Equity Conditions.”

(c) New Section 7.28 of the Credit Agreement (HCM Mezzanine Debt; HCM Subordination Agreement). A new Section 7.28 is hereby inserted at the end of Article VII of the Credit Agreement, as follows:

“Section 7.28. HCM Mezzanine Debt; HCM Mezzanine Debt Documents.

The Loan Parties hereby acknowledge and agree that on the Second Amendment Effective Date, the HCM Mezzanine Debt shall be fully repaid and discharged with proceeds of the Series C Preferred (such repayment, the “HCM Mezz Payoff”), the obligations of the Loan Parties thereunder shall be fully satisfied, and the HCM Mezzanine Debt Documents shall be terminated (other than with respect to indemnification and expense reimbursement obligations for which no claim has been asserted).”

(d) Amendment to Section 10.1(1)(b) of the Credit Agreement (Fixed Charge Coverage Ratio. Section 10.1(1)(b) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(b)           Minimum Fixed Charge Coverage Ratio. Commencing with the first fiscal quarter-end to occur after the termination of the Adjustment Period (and in no event later than the fiscal quarter ending March 31, 2022), and each fiscal quarter thereafter, the Fixed Charge Coverage Ratio at any time to be less than (i) 1.25 to 1.00 for each such fiscal quarter through the fiscal quarter ending September 30, 2022, and (ii) 1.40 to 1.00 for each such fiscal quarter ending on and after December 31, 2022 (if applicable) (in each case, with compliance certified as of the last day of each fiscal quarter for the Reference Period then ended in a Compliance Certificate delivered pursuant to Section 9.3 and at each other date of determination).”

(e) Amendment to Section 10.1(1) of the Credit Agreement (Financial Covenants). Section 10.1 of the Credit Agreement is hereby amended to add the following Section 10.1(3) at the end thereof:

“(3)           Adjustment Period Covenants.

At any time during the Adjustment Period the Loan Parties shall not permit:

(j)           Minimum Debt Yield. The Debt Yield at any time to be less than 12% (with compliance certified as of the last day of each fiscal quarter for the Reference Period then ended in a Compliance Certificate delivered pursuant to Section 9.3 and at each other date of determination).

(k)           Minimum Liquidity. Total Liquidity at any time to be less than $15,000,000 (with compliance certified as of the last day of each fiscal quarter for the Reference Period then ended in a Compliance Certificate delivered pursuant to Section 9.3 and at each other date of determination).

For the avoidance of doubt, the Loan Parties shall not be required to maintain compliance with the Minimum Debt Yield and Minimum Liquidity covenants set forth in this Section 10.1(3) following the termination of the Adjustment Period.”

(f) Amendment to Section 10.1(2)(i) of the Credit Agreement (Borrowing Base Maximum Concentration; Single Tenant Concentration). Section 10.1(2)(i) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(i)           Commencing with the fiscal quarter ending March 31, 2022 and each fiscal quarter thereafter, (a) Property NOI from any single Federal Agency tenant to at any time exceed twenty percent (20%) of the total Property NOI from all of the Borrowing Base Properties at such time; or (b) any single Federal Agency to comprise more than twenty percent (20%) of Total Asset Value; or (c) Property NOI from any Borrowing Base Property or from any group of Borrowing Base Properties in any single State to at any time exceed thirty percent (30%) of the total Property NOI from all of the Borrowing Base Properties at such time.”

(g) Amendments to Section 10.2 of the Credit Agreement (Restricted Payments). Section 10.2 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 10.2. Restricted Payments.

 The Loan Parties shall not declare or make any Restricted Payment except for the following:

(a)           so long as no Event of Default exists or would result therefrom, each Subsidiary Guarantor shall be permitted to declare and pay dividends on its Equity Interests and to make distributions with respect thereto to the Borrower from time to time;

(b)           so long as no Default or Event of Default exists or would result therefrom, the Borrower may declare or make cash distributions to the Parent Guarantor and the Borrower’s (or its Subsidiary’s) limited partners;

(c)           during the Adjustment Period, the Borrower and the Parent Guarantor shall be permitted to declare and pay dividends quarterly on their respective Equity Interests, and to make quarterly distributions with respect thereto from time to time solely in accordance with and not in excess of the amounts contemplated by the Existing Dividend Policies; provided, however, that prior to making an dividend or distribution permitted by this Section 10.2(c) during the Adjustment Period, the Borrower shall deliver to the Administrative Agent evidence of the Borrower’s pro forma compliance with each of the financial covenants set forth in Section 10.1(3) both before and after giving effect to the making of such dividend or distribution (with Adjusted Consolidated EBITDA being measured as of the most recently ended Reference Period for which financial statements are required to have been delivered and Consolidated Total Indebtedness being measured as of the date of such dividend or distribution);

(d)           following the termination of the Adjustment Period, the Borrower and the Parent Guarantor shall be permitted to declare and pay dividends quarterly on their respective Equity Interests, and to make quarterly distributions with respect thereto, from time to time so long as after giving effect thereto, the FFO Payout Percentage for the applicable period shall not exceed 95%;

(e)           subject to Section 11.1(l), the issuance of common stock (or common partnership interests) upon conversion of any Preferred Equity Interests;

(f)           subject to Section 11.1(l), the issuance of shares in the Parent Guarantor in satisfaction of the right of limited partners of the Borrower to redeem the partnership interests held by such partners; and

(g)           the Loan Parties may pay management fees and other amounts described in clause (d) of the definition of Restricted Payments to the extent set forth in the Management Agreements, provided that (i) no Default or Event of Default exists or would result therefrom and (ii) such payment is not in contravention of any applicable Assignment and Subordination of Management Agreement; provided, however, that, subject to Section 11.1(l) and the other terms of this Agreement, the foregoing proviso shall not prohibit the making of the HCA Termination Payment and such other payments through the issuance of common Equity Interests in the Borrower or the Parent Guarantor to the Person(s) entitled thereto.

Notwithstanding the foregoing Sections 10.2(c) and (d), if a Default or Event of Default exists or would result therefrom, (x) the Borrower may declare and make cash distributions to the Parent Guarantor and other holders of partnership interests in the Borrower with respect to any fiscal year to the extent (but only to the extent) necessary for the Parent Guarantor to distribute, and the Parent Guarantor may so distribute, an aggregate amount not to exceed the minimum amount necessary for the Parent Guarantor to remain in compliance with the first sentence of Section 8.12; provided that upon the occurrence of any Default or Event of Default described in Section 11.1(a), 11.1(b), 11.1(f) or 11.1(g) or the acceleration of the maturity of any of the Obligations, the Parent Guarantor and the Borrower may not make any distributions or dividends under this Section 10.2 and (y) except to the extent permitted pursuant to clause (x) above, the Loan Parties shall not, and shall not permit any other Subsidiary of the Borrower to, make any Restricted Payments to any Person other than to the Borrower or any of its Wholly-Owned Subsidiaries.”

(h) Amendment to Section 10.7 of the Credit Agreement (Fundamental Changes). Section 10.7 of the Credit Agreement is hereby amended to insert the following sentence at the end thereof:

“The aggregate amount of Series C Preferred issued by the Parent Guarantor during the period commencing on the Second Amendment Effective Date and ending on the last day of the Adjustment Period shall not exceed $100,000,000 (inclusive of the Series C Preferred issued on the Second Amendment Effective Date).”

(i) Amendment to Section 10.10 of the Credit Agreement (Modifications of Organizational Documents; Dividend Policy). Section 10.10 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“No Loan Party shall amend, supplement, restate or otherwise modify its articles or certificate of incorporation, by-laws, operating agreement, declaration of trust, partnership agreement or other applicable organizational document in any material respect or in any respect that could reasonably be expected to be adverse to the Lenders or the Administrative Agent. Without limitation of the foregoing, from the Second Amendment Effective Date until the termination of the Adjustment Period, no Loan Party shall amend, supplement or otherwise alter its Existing Dividend Policies in any manner that would have the effect of increasing the dividends, distributions or other payments paid or payable thereon.”

(j) Update to Schedule 7.2. Schedule 7.2 to the Credit Agreement is hereby amended and restated in its entirety as of the date hereof in the form attached hereto.

3. Affirmation and Acknowledgment. The Borrower hereby ratifies and confirms all of its Obligations to the Lenders, including, without limitation, the Loans, the Notes and the other Loan Documents, and the Borrower hereby affirms its absolute and unconditional promise to pay to the Lenders all Obligations under (and as defined in) the Credit Agreement, both before and after giving effect to this Agreement. Each of the Guarantors hereby jointly and severally consents to the transactions contemplated by this Agreement and hereby ratifies and confirms all of its Obligations to the Lenders and the Administrative Agent and acknowledges and agrees that the guaranties made by it contained in the Guaranty are, and shall remain, in full force and effect after giving effect to this Agreement and the modifications and consents effected hereby. The execution, delivery and effectiveness of this Agreement shall not, except as expressly consented to herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

4.  Representations and Warranties. The Borrower and each of the Guarantors hereby jointly and severally represent and warrant to the Lenders and the Administrative Agent as follows:

(a)
The execution, delivery and performance of this Agreement by the Borrower and each Guarantor and the consummation of the Series C Transactions (i) are within the authority of each Loan Party, (ii) have been duly authorized by all necessary proceedings on the part of such Loan Party and any direct or indirect general partner or manager thereof, (iii) do not and will not, by the passage of time, the giving of notice, or both, (A) require any Governmental Approval or violate any Applicable Law (including all Environmental Laws) relating to any Loan Party, (B) conflict with, result in a breach of, constitute a default under, or require any consent under (other than those consents that have been obtained and furnished to the Administrative Agent), the operating agreement and other organizational documents of any Loan Party (including the organizational documents of the Parent Guarantor as modified by the Series C Articles Supplementary), any Management Agreement, or any indenture, agreement or other instrument to which any Loan Party or any of their respective Subsidiaries is a party or by which any of them or any of their respective properties may be bound (including, in any event, the agreements and other documents listed on Schedule 7.7 of the Credit Agreement), or conflict with any judgment, order or decree that is binding upon Loan Party or any of their respective properties; or (C) result in or require the creation or imposition of any Lien upon or with respect to any property now owned or hereafter acquired by any Loan Party other than Liens created under the Loan Documents.

(b)
This Agreement and the Credit Agreement and other Loan Documents constitute legal, valid and binding obligations of each Loan Party, enforceable against each such Loan Party in accordance with its respective terms except as the same may be limited by bankruptcy, insolvency, and other similar laws affecting the rights of creditors generally and the availability of equitable remedies for the enforcement of certain obligations (other than the payment of principal) contained herein or therein and as may be limited by equitable principles generally.

(c)
Other than approvals or consents which have been obtained (written copies of which have been furnished to the Administrative Agent), the execution, delivery and performance by the Borrower and Guarantors of this Agreement and the consummation of the Series C Transactions and the other transactions contemplated hereby and thereby, do not require any approval or consent of, or filing with, any third party or any governmental agency or authority.

(d)
The representations and warranties made or deemed made by each Loan Party in the Loan Documents to which it is a party are true and correct in all material respects (or in all respects to the extent that such representations and warranties are already subject to concepts of materiality) on and as of the Second Amendment Effective Date (both before and after giving effect to this Agreement and the consummation of the Series C Transactions) with the same force and effect as if made on and as of such date except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties were true and correct in all material respects on and as of such earlier date). For purposes of this clause (d), the representations and warranties contained in Section 7.11 of the Credit Agreement are deemed to refer to the most recent statements furnished pursuant to Article IX of the Credit Agreement.

(e)
Both immediately before and immediately after giving effect to this Agreement and the Series C Transactions and the other transactions contemplated hereby and thereby, no Default or Event of Default under (and as defined in) the Credit Agreement has occurred and is continuing.

5. Conditions Precedent. This Agreement shall be deemed to be effective as of the Second Amendment Effective Date, subject to the execution and delivery of the following documents, each in form and substance satisfactory to the Administrative Agent, and satisfaction of the additional conditions set forth below to the satisfaction of the Administrative Agent:

(a) this Agreement executed and delivered by the Borrower, the Guarantors, the Administrative Agent and the Lenders constituting Requisite Lenders;

(b)
evidence of the consummation of the issuance of Series C Preferred in a minimum aggregate amount of $75,000,000;

(c)
a payoff letter duly executed by each of the holders of the HCM Mezzanine Debt (as in effect immediately prior to the Second Amendment Effective Date), together with satisfactory evidence that the HCM Mezz Payoff shall occur substantially concurrently with the issuance of the Series C Preferred on the Second Amendment Effective Date using the proceeds thereof;

(d)
a schedule of the Sources and Uses of the proceeds of the Series C Preferred issuance, including paydown of the Revolving Loans with net proceeds of the issuance of the Series C Preferred in an amount at least equal to $61,250,000;

(e)
a certificate dated as of the date hereof signed by a duly authorized officer of the Borrower and each Guarantor (i) certifying and attaching the resolutions adopted by the Borrower’s and each Guarantor’s general partner (or other appropriate governing body or Persons) authorizing the transactions described herein and evidencing the due authorization, execution and delivery of this Agreement and each of the other Loan Documents to which such Loan Party is a party executed in connection with this Agreement; (ii) certifying that the organizational documents of the Borrower and each Guarantor (other than (A) the Parent Guarantor pursuant to the Series C Articles Supplementary and (B) the Borrower pursuant to the Third Amendment to its limited partnership agreement) have not been amended, modified or rescinded since they were last furnished in writing to the Administrative Agent (and, in the case of the Borrower and Parent Guarantor, attaching and certifying to copies of any such modifications), and remain in full force and effect as of the date hereof; (iii) in the case of the Borrower, certifying that, immediately before and immediately after giving effect to this Agreement, the consummation of the Series C Transactions and the other transactions contemplated hereby and thereby, (A) the representations and warranties contained in Section 7 of the Credit Agreement and in the other Loan Documents are true and correct in all material respects (or in all respects to the extent that such representations and warranties are already subject to concepts of materiality) on and as of the Second Amendment Effective Date with the same force and effect as if made on and as of such date except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties shall have been true and correct in such respects on and as of such earlier date) and except that for purposes hereof, the representations and warranties contained in Section 7.11 of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Article IX of the Credit Agreement, (B) no Default or Event of Default exists, (C) since December 31, 2019, there shall not have occurred any event or condition that could reasonably be expected to have a Material Adverse Effect on the Loan Parties or any transaction contemplated hereby, and (D) the Series C Preferred is being issued in conformity with the organizational documents of the Loan Parties and Applicable Law.

(f)
favorable opinions of counsel to the Parent Guarantor and the Borrower with respect to this Agreement;

(g)
the Administrative Agent’s receipt and satisfactory review of the Loan Parties’ organizational structure and corporate model, and all other documents that the Administrative Agent may deem necessary for the Loan Parties and their Subsidiaries, together with an updated organizational chart and capitalization table;

(h)
a true, correct and complete copy of the Private Placement Memorandum dated August 6, 2020 setting forth the terms and conditions of the Series C Preferred in effect on the Second Amendment Effective Date;

(i)
payment by the Borrower to the Administrative Agent (i) on account of the Lenders party to this Agreement, an amendment fee equal to 0.05% (or 5 basis points) multiplied by such Lender’s Revolving Commitment (whether or not utilized), which fee shall be deemed fully earned when paid, shall be paid in immediately available funds and shall not be refundable for any reason and (ii) all other fees set forth in any fee letter delivered in connection with this Agreement; and satisfactory arrangements for the payment of the fees and expenses of counsel to the Administrative Agent; and

(j)
such other documents, agreements and instruments as the Administrative Agent on behalf of the Lenders may deem necessary.

6. Miscellaneous Provisions.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED, AND TO BE FULLY PERFORMED, IN SUCH STATE.

(b)
This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which counterparts taken together shall be deemed to constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Notwithstanding the foregoing, any electronic signature shall be promptly followed by a manually executed, original counterpart if requested by the Administrative Agent or any Lender. The existence of this Agreement may be established by the introduction into evidence of counterparts that are separately signed, provided they are otherwise identical in all material respects. This Agreement shall constitute a “Loan Document” for all purposes under the Loan Agreement.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

BORROWER:	HC GOVERNMENT REALTY HOLDINGS, L.P. By: HC Government Realty Trust, Inc., its general partner By: /s/ Jacqlyn Piscetelli Name: Jacqlyn Piscetelli Title: Chief Financial Officer

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

GUARANTORS: HOLMWOOD PORTFOLIO HOLDINGS, LLC

By: HC Government Realty Trust, Inc., its sole member

By:	/s/ Jacqlyn Piscetelli
Name: Jacqlyn Piscetelli
Title: Chief Financial Officer

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Jacqlyn Piscetelli
Name: Jacqlyn Piscetelli
Title: Chief Financial Officer

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

GOV FBI JOHNSON CITY, LLC
GOV CBP CAPE CANAVERAL, LLC
GOV SILT, LLC
GOV MOORE SSA, LLC
GOV LAWTON SSA, LLC
GOV LAKEWOOD DOT, LLC
GOV FT. SMITH, LLC
GOV NORFOLK, LLC
GOV SAN ANTONIO, LLC
GOV MONTGOMERY, LLC
GOV KNOXVILLE, LLC
GOV CHAMPAIGN, LLC
GOV SARASOTA, LLC
GOV MONROE, LLC
GOV OKLAHOMA CITY, LLC
GOV FT. LAUDERDALE, LLC
GOV LAWRENCE, LLC
GOV BIRMINGHAM, LLC

By: HC Government Realty Holdings, L.P., the member-manager of each of the foregoing

By: HC Government Realty Trust, Inc., its general partner

By: /s/ Jacqlyn Piscetelli
Name: Jacqlyn Piscetelli
Title: Chief Financial Officer

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

ADMINISTRATIVE AGENT:

KEYBANK NATIONAL ASSOCIATION, as Administrative Agent

By:	/s/ James K. Komperda
Name: James K. Komperda
Title: Senior Vice President

L/C ISSUER, SWINGLINE LENDER, AND LENDER:

KEYBANK NATIONAL ASSOCIATION,
as L/C Issuer, Swingline Lender and Lender

By:	/s/ James K. Komperda
Name: James K. Komperda
Title: Senior Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

LENDER:

IBERIABANK, as a Lender

By:	/s/ Jon McConnell
Name: Jon McConnell
Title: Senior Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

LENDER:

SYNOVUS BANK, as a Lender

By:	/s/ Zachary Brown
Name: Zachary Brown
Title: Relationship Manager

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

LENDER:

ATLANTIC UNION BANK, as a Lender

By:	/s/ Randolph E. Trow III
Name: Randolph E. Trow III
Title: Senior Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT (HC GOV)]

Schedule 7.2

[see attached]